SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                (AMENDMENT NO. 2)
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                                GPN NETWORK, INC.
                                ----------------
                                (Name of Issuer)


                         Common Stock, par value $0.001
                         ------------------------------
                         (Title of Class of Securities)


                                   382685105
                                   ---------
                                 (CUSIP Number)

                              Katherine Blair, Esq.
                              ---------------------
                         C/O Kirkpatrick & Lockhart LLP
                         ------------------------------
            10100 Santa Monica Blvd, 7th Floor, Los Angeles, CA 90067
            ---------------------------------------------------------
                                  (310)552-5000
                                  -------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                 January 8, 2002
                                 ---------------
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box / /.

                         (Continued on following pages)
                               (Page 1 of 5 Pages)




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         CUSIP NO.    382685105                                   Page 2 of 5
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1    NAME OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

     Todd Ficeto

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

     (a) / /    (b) /x /
     -------------------

3    SEC USE ONLY
     ------------

4    SOURCE OF FUNDS*

     PF

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): //
     ----------------------

6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States


NUMBER OF SHARES BENEFICIALLY OWNED BY REPORTING PERSON WITH

7    SOLE VOTING POWER

     14,700,000 (Includes 2,500,000 shares of Common Stock underlying a warrant)

8    SHARED VOTING POWER

9    SOLE DISPOSITIVE POWER

     14,700,000 (Includes 2,500,000 shares of Common Stock underlying a warrant)

10   SHARED DISPOSITIVE POWER

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     14,700,000 (Includes 2,500,000 shares of Common Stock underlying a warrant)


12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES* / /

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

     79.4%

14   TYPE OF REPORTING PERSON*

IN




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         CUSIP NO.    382685105                                   Page 3 of 5
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                                  SCHEDULE 13D
                         RELATING TO THE COMMON STOCK OF
                                GPN NETWORK, INC.

Explanatory Note
----------------

This Amendment No. 2 is being made to the Schedule 13D filed by Todd Ficeto on August 3, 2001 and as amended by Amendment No. 2 filed on September 14, 2001. The Schedule 13D was originally filed to report the acquisition by Mr. Ficeto of 7,200,000 shares of common stock from an existing stockholder. Amendment No. 1 was filed to report a change in the percentage ownership set forth in Item 5. This Amendment No. 2 is being filed pursuant to Rule 13d-2 promulgated under the Securities Exchange Act of 1934, as amended, to report a purchase by Mr. Ficeto of 2,500,000 Units from GPN Network, Inc. Each Unit consisted of two shares of Common Stock and one Warrant and the Common Stock and Warrants were immediately detachable. As a result of the purchase of the Units, Mr. Ficeto acquired an additional 5,000,000 shares of Common Stock and a Warrant to purchase 2,500,000 shares of Common Stock.

ITEM 1.  SECURITY AND ISSUER.

         Common Stock, par value $0.001 of GPN Network, Inc., a Delaware corporation

ITEM 2.  IDENTITY AND BACKGROUND.

         (a) Name:  Todd Ficeto
         (b) Business Address: c/o VMR Capital Markets U.S., 1901 Avenue of the Stars, Los Angeles, CA 90067
         (c) Principal Occupation: Investment Banking
         (d) During the last five years, Mr. Ficeto has not been convicted in a criminal proceeding.
         (e) During the last five years, Mr. Ficeto has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and a s a result of such proceeding been subject to a judgment, decree or final order enjoying future violations of, or prohibiting of mandating activities subject to, federal or state securities law or finding any violation with respect to such law.
         (f) Citizenship: United States

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         On July 27, 2001, Mr. Ficeto purchased 7,200,000 shares of Common Stock from a stockholder using personal funds in the total amount of $275,000.00. On January 2, 2002, Mr. Ficeto purchased from GPN Network, Inc. 2,500,000 Units, each Unit consisting of two shares of Common Stock and one Warrant, using personal funds in the total amount of $150,000.00.

ITEM 4.  PURPOSE OF THE TRANSACTION.

         On July 27, 2001, Mr. Ficeto purchased 7,200,000 outstanding shares from an existing security holder. Mr. Ficeto was appointed as the Registrant's Chief Executive Officer, President, Chief Financial Officer, Secretary and as a member of its Board of Directors. On January 2, 2002, Mr. Ficeto made an investment in GPN Network, Inc. and purchased 2,500,000 Units, each Unit consisting of two shares of Common Stock and one Warrant, which resulted in the issuance of an additional 5,000,000 shares of Common Stock by GPN Network, Inc. and Warrant to purchase 2,500,000 shares of Common Stock.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a) Mr. Ficeto beneficially owns, and has the sole power to vote and the sole power to dispose of, an aggregate of 14,700,000 shares of Common Stock of GPN Network, Inc., which includes 2,500,000 shares of Common Stock underlying a Warrant, and which represents 79.4% of the outstanding shares of Common Stock.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         a) Stock Purchase Agreement dated July 27, 2001 by and between Todd Ficeto and The Berman Family Trust.
         b) In connection with the purchase of the 2,500,000 Units, Mr. Ficeto and GPN Network, Inc. entered into an Investors Rights Agreement with respect to the registration of the shares of common stock purchased on January 2, 2002.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         Stock Purchase Agreement dated July 27, 2001 by and between Todd Ficeto and The Berman Family Trust.


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         CUSIP NO.    382685105                                   Page 4 of 5
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                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

DATED:  January 8, 2002



                                          By:        /s/ Todd Ficeto
                                              ---------------------------------
                                          Name: Todd Ficeto



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         CUSIP NO.    382685105                                   Page 5 of 5
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Item 7.  Exhibits
-------  --------

         Stock Purchase Agreement dated July 27, 2001 by and between Todd Ficeto and The Berman Family Trust. (Previously filed)